Reasons to Invest Traction Reviews Team INVEST NOW TRY THE APP

Invest In 24/7 Access To Addiction Support


THERE ARE 970M PEOPLE DEALING WITH
MENTAL HEALTH OR SUBSTANCE ABUSE CONDITIONS,
YET IN 2019 ONLY 3.6M PEOPLE
RECEIVED SUBSTANCE ABUSE TREATMENT.

SoberBuddy has designed an approachable & user-friendly smartphone app that facilitates a positive culture around a sober lifestyle.

INVEST NOW


DO YOU ACCEPT THIS CHALLENGE?
YES
NO
CHALLENGE ACCEPTED!

Reasons to invest

970M

People With Mental Health Or Substance Abuse Conditions

20K+

SoberBuddy Emo[...] Subscriptions

55.2%

Get the Soberbuddy Investor Deck

X

Sign up for campaign updates and learn more about the opportunity to invest in SoberBuddy

Your Email SIGN UP





Reasons to Invest   Traction   Reviews   Team   **INVEST NOW**   TRY THE APP

Access the support you need - privately and independently

We're anti-shame warriors

By releasing negative stigmas around addiction, SoberBuddy is creating a culture of access to emotional and physical well-being by giving people the power to privately and affordably access helpful resources via our SoberBuddy smartphone app at their own convenience.

THE PROBLEM

People aren't getting the addiction support they need because of emotional barriers such as shame from stigma and physical hurdles like cost, time and accessibility.

19M people needed substance abuse treatment in 2019 in the U.S.

Only 3.6M people received substance abuse treatment in 2019 in the U.S.

19.1% of people who need treatment can't afford the cost.

14.4% of people who need treatment can't find the treatment program they need.

Source: SAMHSA 2019 National Survey on

THE SOLUTION

Get the Soberbuddy Investor Deck   X

Sign up for campaign updates and learn more about the opportunity to invest in SoberBuddy

Your Email   SIGN UP



Reasons to Invest Traction Reviews Team INVEST NOW TRY THE APP

Virtual care is becoming increasingly popular and mental health is at the top of the list. It allows people to have consistent support when and where they need it.

giving people the power to privately and affordably access helpful resources via our SoberBuddy smartphone app at their own convenience.

We've paired evidence-based Cognitive Behavioral Therapy (CBT) with specific behavioral and emotional patterns observed in thousands of patients at unique stages of recovery by our own in-house clinicians. Using this information, we've created over 2,000 bite-sized challenges, check-ins and other activities that help individuals feel connected and empowered.

FEATURES

SoberBuddy App Features

Proprietary Algorithm

We've developed proprietary algorithmic pathing that changes on how the us interacts with app. The app experience is designed to b the personal the user woul undertake wit therapist.

Content Portfolio

The app features 2,000+ pieces of proprietary

outcomes.

Get the Soberbuddy Investor Deck X

Sign up for campaign updates and learn more about the opportunity to invest in SoberBuddy

Your Email SIGN UP



Reasons to Invest   Traction   Reviews   Team   **INVEST NOW**   TRY THE APP

Access the
Investor Brief

user@gmail.com   SUBMIT

BUSINESS

Our Revenue Model

Existing Income Streams

Free daily email that upsells paid app

Paid smartphone app model

Group membership subscription & referral

Market to treatment facilities as supplemental support

Potential Income Streams

Long-term discounted individual and group memberships

SoberBuddy Merchandise

School programs

Insurance contracts

Additional apps for other mental health conditions

Translated apps to reach more markets

TRACTION

SoberBuddy

Get the Soberbuddy Investor Deck

Sign up for campaign updates and learn more about the opportunity to invest in SoberBuddy

Your Email   SIGN UP

Reasons to Invest   Traction   Reviews   Team   **INVEST NOW**   TRY THE APP

27%
average conversion
rate from trial to paid

55.2%
of customers say app
helped them get sober

46.6%
of customers say app
helped them get back
on track after relapse

70+
pieces of media
coverage in
MSN, Lifestyle,
30Seconds,
News Channel 9,
and many more

REVIEWS

What People Are Saying

SoberBuddy is already making a positive impact on people's lives. Check out what our customers are saying:

"I actually signed up a couple of weeks ago and I honestly think that played a big part in me not

⟨

Get the Soberbuddy Investor Deck

X

Sign up for campaign updates and learn more about the opportunity to invest in SoberBuddy

Your Email   SIGN UP



Reasons to Invest   Traction   Reviews   Team   **INVEST NOW**   TRY THE APP

BUSINESS

Meet The Team

We are ready to stand up for our mental
health and take the power to heal into our
own hands. And we need relevant, interesting,
and accessible tools to help us on that
journey.

- Tara Schiller

Tara Schiller | Co-Founder & CEO

Tara is the creator, curator, and visionary behind
SoberBuddy.

Being able to synthesize data and emotional need
into an intuitive product current with trends has
helped Tara to create the voice, message, and
products that set SoberBuddy apart in the
marketplace.

Tara's ability to visualize the direction of the
company and then create a path to realize that
vision, is why we're excited to have her as the CEO.



Get the Soberbuddy
Investor Deck   X

Sign up for campaign updates and learn more
about the opportunity to invest in SoberBuddy

Your Email   SIGN UP



Reasons to Invest   Traction   Reviews   Team   **INVEST NOW**   TRY THE APP

Paul draws on over 20 years experience treating individuals and their families suffering from drug and alcohol addiction.

Working as a clinical director for over 15 of those years, Paul helped to develop the internationally recognized Matrix drug and alcohol treatment model, while gaining valuable people and business management skills. He then worked as an international trainer and speaker on behalf of the Matrix program.

Paul's commitment to excellence, open minded way of approaching new ideas, and vast industry experience are just a few reasons we are excited to have him on board.



SoberBuddy Advocates



Get the Soberbuddy Investor Deck   X

Sign up for campaign updates and learn more about the opportunity to invest in SoberBuddy

| Your Email | SIGN UP |



Reasons to Invest   Traction   Reviews   Team   INVEST NOW   TRY THE APP

Reason to Invest   Traction   Reviews   Team

Get the Soberbuddy Investor Deck   X

Sign up for campaign updates and learn more about the opportunity to invest in SoberBuddy

Your Email   SIGN UP